Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-233061

Relating to the

Preliminary Prospectus Supplements, each

dated June 24, 2020

(To Prospectus dated August 21, 2019)

PRICING TERM SHEET

June 25, 2020

Xeris Pharmaceuticals, Inc.

Concurrent Offerings of

$75,000,000 Aggregate Principal Amount of

5.00% Convertible Senior Notes due 2025 (the “Convertible Notes Offering”)

and

7,400,000 Shares of Common Stock, par value $0.001 per share (the “Common Stock Offering”)

The information in this pricing term sheet relates only to the Convertible Notes Offering and the Common Stock Offering (together, the “Offerings”) and should be read together with (i) the preliminary prospectus supplement dated June 24, 2020 relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the preliminary prospectus supplement dated June 24, 2020, relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein. Neither the Convertible Notes Offering nor the Common Stock Offering is contingent on the successful completion of the other offering. The information in this pricing term sheet supersedes the information in the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement to the extent inconsistent with the information therein. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Convertible Notes Preliminary Prospectus Supplement and the Common Stock Preliminary Prospectus Supplement, as the case may be. We have increased the size of the Convertible Notes Offering to $75,000,000 (or $86,250,000, if the underwriters’ option to purchase additional notes is exercised in full. Each final prospectus supplement for the Offerings will reflect conforming changes relating to such increase in the size of the Convertible Notes Offering. References to “the Issuer,” “we,” “our” and “us” refer to Xeris Pharmaceuticals, Inc. and not to its subsidiaries. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplements.

Issuer	Xeris Pharmaceuticals, Inc.

Ticker / Exchange for Common Stock	XERS / The Nasdaq Global Select Market (“NASDAQ”).

Pricing Date	June 25, 2020.

Trade Date	June 26, 2020.

Settlement Date	June 30, 2020.

Total Transaction Size	$20,128,000 (or $23,147,200 if the underwriters of the Common Stock Offering exercise in full their option to purchase additional shares of common stock) in gross proceeds from the Common Stock Offering and $75,000,000 (or $86,250,000 if the underwriters of the

Convertible Notes Offering exercise in full their option to purchase additional notes) in gross proceeds from the Convertible Notes Offering. Neither the Common Stock Offering nor the Convertible Notes Offering is contingent on the other.

Use of Proceeds

We estimate that the net proceeds to us from the Convertible Notes Offering will be approximately $70.5 million (or approximately $81.2 million if the underwriters of the Convertible Notes Offering fully exercise their option to purchase additional notes), after deducting the underwriters discounts and commissions and our estimated offering expenses.

We estimate that the net proceeds to us from the Common Stock Offering will be approximately $18.8 million (or approximately $21.6 million if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of common stock), after deducting underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from the Offerings, primarily (i) to fund sales and marketing costs to support commercialization of Gvoke; (ii) to repay approximately $20 million of the borrowings under our Loan Agreement plus accrued and unpaid interest thereon and prepayment fees and expense in connection therewith, (iii) to repay approximately $4.2 million of borrowings under, and terminate, our PPP Loan; (iv) to fund research and development activities relating to the advancement of our product candidates; (v) for expansion of our technology or manufacturing infrastructure and capabilities; (vi) for potential strategic acquisitions of complementary businesses, assets, services or technologies; and (vii) the remainder for working capital, capital expenditures, and other general corporate purposes.

See “Use of Proceeds” in the Preliminary Prospectus Supplements.

Common Stock Offering

Shares Offered	7,400,000 shares of our common stock (or 8,510,000 shares of our common stock if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of common stock).

Last Reported Sale Price per Share of Common Stock on NASDAQ on June 25, 2020	$2.72.

Public Offering Price	$2.72 (the “Public Offering Price”).

Underwriting Discount

$0.1632 per share of common stock.

$1,207,680 in aggregate ($1,388,832 in aggregate if the underwriters of the Common Stock Offering fully exercise their option to purchase additional shares of common stock).

Joint Book-Running Managers	Jefferies LLC SVB Leerink LLC Mizuho Securities USA LLC

Convertible Notes Offering

Notes	5.00% convertible senior notes due 2025 (the “notes”).

Principal Amount	$75,000,000 aggregate principal amount of notes (or, if the underwriters in the Convertible Notes Offering fully exercise their option to purchase additional notes, $86,250,000).

Offering Price	100% of the principal amount of the notes, plus accrued interest, if any, from the Settlement Date.

Maturity	July 15, 2025, unless earlier converted or redeemed or repurchased by us.

Stated Interest Rate	5.00% per annum.

Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2021.

Record Dates	January 1 and July 1.

Conversion Premium	Approximately 12.5% above the Public Offering Price in the Common Stock Offering.

Initial Conversion Price	Approximately $3.06 per share of our common stock.

Initial Conversion Rate	326.7974 shares of our common stock per $1,000 principal amount of notes.

Optional Redemption	We may not redeem the notes at our option at any time before July 20, 2023. We have the right, at our election, to redeem all, but not less than all, of the notes, at any time, on a redemption date occurring on or after July 20, 2023, for cash, but only if the last reported sale price per share of common stock exceeds 130% of the conversion price on (i) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (ii) the trading day immediately before the date we send such notice. In addition, calling any notes for redemption will constitute a make-whole fundamental change, which may result in a temporary increase to the conversion rate. See “Description of Notes—Optional Redemption” and “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change” in the Convertible Notes Preliminary Prospectus Supplement.

Underwriting Discount	$51.25 per $1,000 principal amount of notes $3,843,750 in aggregate (or $4,420,313 if the underwriters in the Convertible Notes Offering fully exercise their option to purchase additional notes)

Joint Book-Running Managers	Jefferies LLC SVB Leerink LLC RBC Capital Markets, LLC Mizuho Securities USA LLC

CUSIP / ISIN Numbers	98422LAA5 / US98422LAA52

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs and the conversion date for the conversion of a note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective	Stock Price
Date	$2.72	$2.90	$3.06	$3.50	$3.98	$5.00	$6.00	$7.00	$9.00	$12.00
June 30, 2020	40.8496	40.8496	40.8496	32.1740	23.3282	12.1426	6.3693	3.1597	0.3026	0.0000
July 15, 2021	40.8496	40.8496	40.8496	31.8597	22.7755	11.5026	5.8859	2.8312	0.2137	0.0000
July 15, 2022	40.8496	40.8496	40.8496	30.6312	21.2931	10.2626	5.0193	2.2883	0.0804	0.0000
July 15, 2023	40.8496	40.8496	40.8496	27.5455	18.2277	8.0026	3.6026	1.4597	0.0137	0.0000
July 15, 2024	40.8496	40.8496	34.9019	20.4312	11.8709	4.2026	1.6026	0.4740	0.0026	0.0000
July 15, 2025	40.8496	18.0301	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $12.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $2.72 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 367.6470 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Convertible Notes Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplements with the SEC for the Offerings to which this communication relates. Before you invest, you should read the applicable Preliminary Prospectus Supplement and the accompanying base prospectus in that registration statement and other documents we have filed with the SEC and incorporated by reference in the Preliminary Prospectus Supplement and the base prospectus for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the underwriters or any dealer participating in the applicable Offering will arrange to send you the applicable Preliminary Prospectus Supplement (or, when available, the applicable final prospectus supplement) and the accompanying prospectus upon request to: (i) Jefferies LLC, Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at (877) 821-7388 or by email at Prospectus_Department@Jefferies.com, or (ii) SVB Leerink LLC, Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by telephone at 1-800-808-7525, ext. 6218, or by email at syndicate@svbleerink.com.

You should rely only on the information contained or incorporated by reference in the applicable Preliminary Prospectus Supplement and the accompanying base prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the notes or our common stock, as applicable.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.